Exhibit 3.1

Certificate of Amendment to Certificate of Incorporation

Pursuant to Section 228 and Section 242 of the General

Corporation Law of the State of Delaware

ACCELERIZE INC., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: upon the filing and effectiveness pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, the number of shares of common stock which the Corporation shall be authorized to issue is increased from 100,000,000 to 500,000,000 and Article Fourth of the Certificate of Incorporation shall be amended in its entirety to read as follows:

“FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 502,000,000, of which 500,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 2,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitation and restrictions thereof, which are permitted by the Delaware General Corporation Law, of the shares of each series of Preferred Stock. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such series, voting together as a single class.”

SECOND: The foregoing amendment was duly adopted by the Board of Directors of the Corporation and the holders of the necessary number of shares of the issued and outstanding stock of the Corporation entitled to vote by written consent given in accordance with the provisions of Section 228 and Section 242 of the DGCL.

THIRD: This Certificate of Amendment shall become effective as of February 4, 2019 at 4:00 PM, Eastern time.

IN WITNESS WHEREOF, ACCELERIZE INC., has caused this certificate to be duly executed in its corporate name this 4th day of February, 2019.

ACCELERIZE INC.

By: /s/ Brian Ross
Name: Brian Ross
Title: President